SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Cycle Country Accessories Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

016911593

(CUSIP Number)

Paul Joseph DeShaw
110 West 4th Street, Box 884
Carroll, IA 51401

(712) 830-6248

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 016911593

(1)	Name of Reporting Person: Paul Joseph DeShaw

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions): PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 2,284,560

	(8)	Shared Voting Power:

	(9)	Sole Dispositive Power: 2,284,560

	(10)	Shared Dispositive Power:

(11)	Aggregate Amount Owned by Each Reporting Person: 2,293,260

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

(13)	Percent of Class Represented by Amount in Row (11): 36.2%

(14)	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

Item 1.        Security and Issuer.

This Statement on Schedule 13D (the “Statement”) relates to the Common Stock, $.0001 par value (the “Common Stock”), of Cycle Country Accessories Corp., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 1701 38th Ave W, Spencer, Iowa 51301.

Item 2.        Identity and Background.

(a)           Name:  Paul Joseph DeShaw.

(b)           Residence or business address:  110 West 4th Street, Box 884, Carroll, IA 51401.

(c)           Principal occupation or employment:  Financial Services.

Name, principal business and address in which employment is conducted:  Mr. DeShaw is a Director of BDFSC Holdings Corp and a Vice President of Broker Dealer Financial Services Corp., located at 110 West 4th Street Carroll, IA 51401.

(d)           Mr. DeShaw has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Mr. DeShaw was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state security laws or finding any violation with respect to such laws.

(f)            Mr. DeShaw is a citizen of the United States of America.

Item 3.        Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported on this statement were purchased with Mr. DeShaw’s personal funds. No funds used to purchase any of the shares of Common Stock reported on this statement have been borrowed.

Item 4.        Purpose of Transaction.

Mr. DeShaw purchased an aggregate of 1,893,260 shares of the Company’s Common Stock from three individual shareholders of the Company in a privately negotiated transaction, at a per share price of $.25 per share for an aggregate of $473,315, which was completed on April 20, 2011. Mr. DeShaw has acquired the shares of Company Common Stock solely for investment purposes.

Other than as to matters which Mr. DeShaw, as a director of the Company, may consider and discuss with other board members from time to time or as otherwise disclosed in this Statement, Mr. DeShaw does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company (other than the vesting of the director compensation award currently held by Mr. DeShaw) or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the

Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except as required to regain compliance with the rules of NYSE Amex; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.        Interest in Securities of the Issuer.

(a)           Mr. DeShaw is the beneficial owner of 2,293,260 shares of Common Stock, or approximately 36.2% of the current outstanding shares of Common Stock.(1)

(b)           Mr. DeShaw possesses sole voting and investment power with respect to 2,284,560 shares of Common Stock, or approximately 36.1% of the current outstanding shares of Common Stock. Mr. DeShaw’s spouse owns 8,700 shares of Company Common Stock, over which Mr. DeShaw does not have voting or investment power.

(c)           In the past 60 days, Mr. DeShaw has not engaged in any other transactions in the Company’s Common Stock other than as described in Item 4.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Mr. DeShaw has had discussions with Robert Davis, the Company’s interim Chief Executive Officer, to potentially sell some of the shares he has acquired to Mr. Davis. Mr. Davis would also be acquiring the shares for investment purposes and, except to the extent involved in their respective positions with the Company, they are not working in concert to undertake any of the transactions enumerated in Item 4.

Item 7.        Material to be Filed as Exhibits.

None.

(1)  Calculated using the number of outstanding shares as of February 14, 2011, which was reported in the Company’s filing on Form 10-Q as 6,337,177 shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 20, 2011

/s/ Paul Joseph DeShaw
Name:	Paul Joseph DeShaw